SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12B-25

                                             Commission File Number 1-3258


                        NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [  ]
 Form 10-Q  [  ] Form N-SAR

 For Period Ended: December 27, 1997


 [   ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
 [   ] Transition Report on Form 20-F  [  ] Transition Report on Form N-SAR
 [   ] Transition Report on Form 11-K

      For the Transition Period Ended:__________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________________________________________



                                  PART I
                           REGISTRANT INFORMATION

Full name of registrant:  Lukens Inc.

Former name if applicable

Address of principal executive office (Street and number): 50 South First Avenue City, state and zip code: Coatesville, Pennsylvania 19320-0911


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]  (b)  The subject annual report, semi-annual report, transition report
           on Form 10-K, 20-F,   11-K or Form N-SAR, or portion thereof will
           be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]  (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           In connection with the previously announced Agreement and Plan of Merger, dated as of December 15, 1997, as amended as of January 4, 1998 (the "Merger Agreement"), among Bethlehem Steel Corporation, Lukens Acquisition Corporation and Lukens Inc. ("Lukens"), Lukens received from the staff of the Securities and Exchange Commission (the "staff") on March 25, 1998 comments with regard to (i) its revised preliminary proxy materials previously filed with respect to the Merger, including information supplementally provided therewith and
      (ii) reports previously filed under the Securities Exchange Act of 1934, as amended. As Lukens must respond to the staff's comments relating to the foregoing documents prior to filing its Form 10-K for the period ended December 27, 1997, Lukens will be unable to timely file such Form 10-K without unreasonable effort or expense.

                                 PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

   Robert C. MacCloskey           (610)              383-2938
        (Name)                (Area code)      (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes  [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [  ] Yes  [X] No


                                Lukens Inc.
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




 Date:  March 26, 1998                  By: /s/ P. Blaine Clemens
                                            ____________________________
                                            P. Blaine Clemens
                                            Vice President and Controller